

August 11, 2010

Mr. Tuck Wing Pang
Chief Financial Officer
Sinocom Pharmaceutical, Inc.
Room 3, 21/F, Far East Consortium Building
121 Des Voeux Road
Central, Hong Kong

> **Re:** **Sinocom Pharmaceutical, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 10, 2010**
> **File No. 0-53213**

Dear Mr. Pang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please further explain to us the reasons you engaged BDO Limited to re-audit your financial statements for the years ended December 31, 2007, 2008 and 2009 and, confirm to us that disclosure under Item 4.02 of Form 8-K is not required as a result of your conclusion to re-audit these financial statements.

2. Please revise to provide all of the disclosures required by Item 304(a)(2)(ii)(A) through (C) of Regulation S-K, as applicable, for any issues that were the subject of consultations with BDO Limited prior to their engagement or, alternatively, explain to us why such disclosure is not required.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the filing and related matters.

Sincerely,

John T. Archfield Jr.
Staff Accountant

cc: Gary S. Joiner, Esq.
        Fax: (303) 494-6309